UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 18, 2012

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________

Enclosure:  A press release dated July 17, 2012, announcing that ST-Ericsson, a joint venture of STMicroelectronics and Ericsson, has reported its 2012 second quarter results.

PR No. C2685C

STMicroelectronics’ JV ST-Ericsson Reports 2012 Second Quarter
Financial Results

Geneva, July 17, 2012 - STMicroelectronics (NYSE: STM) announced today that ST-Ericsson, a joint venture of STMicroelectronics and Ericsson, has reported today its 2012 second quarter results ended June 30, 2012. The full text of the press release is appended below and is also available at: http://www.stericsson.com/press_releases/Q22012.jsp

About ST

ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power technologies and multimedia convergence applications. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people's life. By getting more from technology to get more from life, ST stands for life.augmented.
In 2011, the Company’s net revenues were $9.73 billion. Further information on ST can be found at www.st.com

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Director, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Group VP
Tel: + 41 22 929 6945
mariagrazia.prestini@st.com

(see ST-Ericsson release here below)

1

Press Release July 17, 2012

ST-Ericsson reports second quarter 2012 financial results

•	Net sales $344 million; 19 percent sequential increase
•	Adjusted operating loss1) $235 million; $62 million improvement over prior quarter
•	Transfer of application processor development organization finalized on July 1

Geneva, Switzerland, July 17, 2012 -ST-Ericsson, a joint venture of STMicroelectronics (NYSE:STM) and Ericsson (NASDAQ:ERIC), reported financial results for the second fiscal quarter ending June 30, 2012.

Sales in the second quarter increased 19 percent over the prior quarter reflecting a significant ramp of volumes of NovaThor™ platforms shipping to our major customers. Adjusted operating loss decreased sequentially by $62 million to $235 million, as the result of volume and margin improvements due to new platforms and the first steps of the ongoing actions to reduce operating expenses.

Didier Lamouche, President and CEO of ST-Ericsson said: “This has been a quarter of progress across the board. We ramped our NovaThor ModAp platform with Samsung and Sony Mobile Communications and also added several new Chinese key players. We are executing in a timely manner our new strategic plan to reposition our whole business model and we finalized on July 1, as anticipated, the transfer of the application processors development team to STMicroelectronics to build a world class partnership.

We are advancing towards our objective to reduce our breakeven point and to reach sustainable profitability. During the quarter, all profit and loss metrics showed a sequential improvement: from revenue growth to gross margin expansion and from expense reduction to the decrease of our operating loss. While these indicators are encouraging, we recognize that further improvements in the execution of our critical programs are needed. Moreover, we operate in a very dynamic, fast-changing market and a highly competitive environment. In this context our primary focus is on delivering improvements of operating results and cash flow.”

Press Release July 17, 2012

2012 second quarter financial summary (unaudited)
$ million	Q2 2012	Q1 2012	Q2 2011
Income Statement
NET SALES	344	290	385
OPERATING INCOME/(LOSS) ADJUSTED1) for:	(235)	(297)	(181)
- amortization of acquisition-related intangibles	(19)	(19)	(25)
- restructuring charges	(56)	(10)	(15)
OPERATING INCOME / (LOSS) as reported	(309)	(326)	(222)
NET INCOME / (LOSS)	(318)	(312)	(221)

$ million	Q2 2012	Q1 2012	Q2 2011
Additional financial data Net financial position2) Cash, cash equivalents & short-term deposits/debt, net	33	22	18
Parent companies short-term debt	(1238)	(978)	(445)
Net financial position	(1205)	(956)	(427)
Net operating cash flow3)	(249)	(159)	(233)

Additional financial information
The net financial position2) at the end of the second quarter was negative $1205 million.
Inventory decreased by $38 million reaching $171 million at the end of the second quarter.

Outlook
Given, on one hand, the very substantial revenue growth during the second quarter and, on the other hand, the macro-economic and industry environment, ST-Ericsson expects net sales to be approximately flat sequentially for the third quarter 2012.

Highlights - products, technology and wins announced in the second quarter 2012
•	Customers
o
Samsung continues to incorporate the ST-Ericsson NovaThor ModAp platforms into their award-winning Samsung GALAXY smartphone line with the announcement of the Samsung GALAXY Beam and Samsung GALAXY Ace 2.

o	China Unicom and Yulong are now customers of the NovaThor platform. The NovaThor U8500 ModAp platform powers the new Coolpad Cheer CP7728.

Press Release July 17, 2012

o	The Xperia™ go smartphone became the fourth phone this year from Sony Mobile Communications to leverage the ST-Ericsson NovaThor platform.
o
The Shanda Bambook smartphone – the first from the China-based company – is powered by the ST-Ericsson NovaThor U8500 ModAp solution. It is the first of several smartphones planned by Shanda to use the ST-Ericsson NovaThor platform.

o	Two new Panasonic ELUGA devices for the Japanese market are powered by the compact yet power efficient Thor M5780 thin modem.
o	A new Sharp AQUOS smartphone is based on the power efficient ST-Ericsson Thor M5730 and available now in Japan.
•	Partners/technology
o
STMicroelectronics secured additional sourcing for 28nm and 20nm FD-SOI Technology with GLOBALFOUNDRIES. ST-Ericsson selected ST FD-SOI technology for use in its future mobile platforms, which will enable enhanced performance from the ST-Ericsson NovaThor platform with much less battery usage.

Financial results appendix (unaudited)
Consolidated Balance sheet
In $ million	June 30, 2012	December 31, 2011
ASSETS
Current assets:
Cash and cash equivalents	33	9
Trade accounts receivable, net	50	97
Inventories, net	171	223
Deferred tax assets	10	8
Other receivables and assets	113	102
Total current assets	377	439

Goodwill	742	745
Other intangible assets, net	378	437
Property, plant and equipment, net	316	364
Long-term deferred tax assets	218	188
Other investments and other non-current assets	26	70
	1,681	1,804
Total assets	2,058	2,243

Press Release July 17, 2012

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and current portion of long-term debt	1,238	807
Trade accounts payable	176	175
Other payables and accrued liabilities	296	292
Deferred tax liabilities	0	0
Accrued income tax	7	8
Total current liabilities	1,718	1,282

Reserve for pension and termination indemnities	94	87
Long-term deferred tax liabilities	4	3
Other non-current liabilities	25	25
	123	115
Total liabilities	1,841	1,397
Total equity	217	846
Total liabilities and equity	2,058	2,243

Footnotes
1) The adjusted operating income/(loss) is defined as the operating income/(loss) reported before amortization of acquisition-related intangibles and restructuring charges and is used by management to help enhance the understanding of ongoing operations and to communicate the impact of the items on the operating loss as reported.
2) Net financial position represents the balance between financial assets, which comprise cash, cash equivalents and short-term deposits, and financial debt which includes bank overdrafts and parent companies short-term bridge credit facilities.
3) Net operating cash flow is defined as net cash from operating activities, less capital expenditure and less restructuring charges.

Notes to editors
ST-Ericsson invites journalists, analysts and investors to a conference call scheduled on July 18 at 12:00 pm (CET). Call-in numbers, a live webcast of the conference call, as well as supporting slides, will be available at www.stericsson.com/investors/investors.jsp.

Press Release July 17, 2012

About ST-Ericsson
ST-Ericsson is a world leader in developing and delivering a complete portfolio of innovative mobile platforms and cutting-edge wireless semiconductor solutions across the broad spectrum of mobile technologies. The company is a leading supplier to the top handset manufacturers and generated sales of $1.7 billion in 2011. ST-Ericsson was established as a 50/50 joint venture by STMicroelectronics (NYSE:STM) and Ericsson (NASDAQ:ERIC) in February 2009, with headquarters in Geneva, Switzerland.
www.stericsson.com
www.twitter.com/STEricssonForum

FOR FURTHER INFORMATION, PLEASE CONTACT:
Global Communications & Media Relations Claudia Levo, Geneva, Switzerland	Investor & Analyst Relations Fabrizio Rossini, Geneva, Switzerland Phone: +41 22 929 6973 Email: investor.relations@stericsson.com

Pamela McCracken, Santa Clara, U.S.A. Phone: +1 408 919 8743 Email: media.relations@stericsson.com

Ericsson Investor Relations ÅsaKonnbjer, Stockholm, Sweden Phone: +46 10 713 3928 E-mail: investor.relations@ericsson.com	STMicroelectronics Investor Relations Tait Sorensen, PhoenixAZ, US Phone: +1 602 485 2064 Celine Berthier, Geneva, Switzerland Phone: +41 22 929 5812 Email: investors@st.com

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The ST-Ericsson results reported in this press release do not reflect in their entirety the results of the Wireless Segment of STMicroelectronics, which include other activities that are not part of ST-Ericsson.
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This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see STMicroelectronics’ (NYSE:STM) and Ericsson’s (NASDAQ:ERIC) filings with the US Securities and Exchange Commission, particularly each company’s latest published Annual Report on Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: July 18, 2012	By:	/s/ MARIO ARLATI

	Name:	Mario Arlati
	Title:	Executive Vice President and Chief Financial Officer